Exhibit 3.2

ARTICLES OF REVIVAL

BANCORP 34, INC.

ARTICLE 1. Name at Forfeiture. The name of the corporation at the time the charter of forfeited was Bancorp 34, Inc. (herein the “Corporation”).

ARTICLE 2. Name at Revival. The name which the Corporation will use after revival is Bancorp 34, Inc.

ARTICLE 3. Principal Office. The address of the principal office of the Corporation in the State of Maryland is CSC-Lawyers Incorporating Service Company, 7 St. Paul Street, Suite 820, Baltimore, Maryland 21202.

ARTICLE 4. Resident Agent. The name and address of the registered agent of the Corporation in the State of Maryland is CSC-Lawyers Incorporating Service Company, 7 St. Paul Street, Suite 820, Baltimore, Maryland 21202. Said resident agent is a Maryland corporation.

ARTICLE 5. Purpose of Articles. These Articles of Revival are for the purpose of reviving the charter of the Corporation.

ARTICLE 6. Fees, Annual Reports and Taxes. At or prior to the filing of these Articles of Revival, the corporation has (a) Paid all fees required by law; (b) Filed all annual reports which should have been filed by the corporation if its charter had not been forfeited; (c) Paid all state and local taxes, except taxes on real estate, and all interest and penalties due by the corporation or which would have become due if the charter had not been forfeited whether or not barred by limitations.

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I hereby consent to my designation in this document as resident agent for this corporation.

/s/ Jennifer Strickland
Resident Agent
Authorized Representative

The undersigned who were respectively the last acting president (or vice president) and secretary (or treasurer) of the Corporation severally acknowledge the Articles to be their act.

/s/ Jill Gutierrez
Last Acting President/Vice President

/s/ Jan Thiry
Last Acting Secretary/Treasurer